58th Floor, China World Tower A
No.1 Jian Guo Men Wai Avenue
Beijing 100004, P.R. China

Steve Lin	Telephone: +8610 5737 9300
To Call Writer Directly	Facsimile: +8610 5737 9301
+8610 5737 9315
steve.lin@kirkland.com	www.kirkland.com

April 2, 2024

VIA EDGAR

Ms. Rucha Pandit

Mr. Dietrich King

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jinxin Technology Holding Company
Registration Statement on Form F-1
Filed August 10, 2023
File No. 333-273884

Dear Ms. Pandit and Mr. King:

On behalf of our client, Jinxin Technology Holding Company, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated August 23, 2023 on the Company’s registration statement on Form F-1 filed on August 10, 2023. Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Commission for review.

The Company has responded to the Staff’s comment by revising the Registration Statement to address the comment. The Staff’s comment is repeated below in bold and is followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and to launch the road show for the offering shortly hereafter, subject to market conditions and the review of the Staff. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Registration Statement to include (i) its consolidated financial statements as of and for the year ended December 31, 2023, and (ii) other information and data to reflect recent developments.

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Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 2, 2024

Registration Statement on Form F-1 filed August 10, 2023

General

1.	We note you have elected to revise your disclosure on the cover page and in the Summary and Risk Factor sections relating to legal and operational risks associated with operating in China, PRC regulations and the legality and enforceability of the contractual arrangements with your VIE. We further note the absence of any revised or updated regulatory disclosure that might explain the need for the aforementioned revisions. We are concerned that the revised disclosures mitigate the challenges you face. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, or may disallow the structure of your business, including your VIE structure, any of which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same degree of risk and uncertainty. Please restore your disclosures in these areas to the disclosures as they existed in the draft registration statement you submitted on June 16, 2023.

In response to the Staff’s comment, the Company has restored the disclosures in relevant areas to the disclosures as they existed in the draft registration statement submitted on June 16, 2023.

***

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

April 2, 2024

If you have any questions regarding the Registration Statement, please contact me at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell), or Justin Zhou at justin.zhou@kirkland.com, + 86 10 5737 9323 (work) or +86 18614200658 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin
Steve Lin

Enclosure

c.c.

Jin Xu, Chairman of the Board of Directors and Chief Executive Officer, Jinxin Technology Holding Company

Jun Jiang, Director and Chief Operating Officer, Jinxin Technology Holding Company

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Justin Zhou, Esq., Partner, Kirkland & Ellis International LLP

Patrick Wong, Partner, WWC Professional Corporation Limited

Ying Li, Esq., Partner, Hunter Taubman Fischer & Li LLC

Guillaume de Sampigny, Esq., Partner, Hunter Taubman Fischer & Li LLC